FINANCIAL SUMMARY

FY2014

(April 1, 2013 through March 31, 2014)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2014 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

May 8, 2014

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Hiroshi Nishida, Project General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 17, 2014
Payment date of cash dividends	:	June 18, 2014
Filing date of financial statements	:	June 24, 2014
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2014 (April 1, 2013 through March 31, 2014)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2014	25,691,911	16.4	2,292,112	73.5	2,441,080	73.9	1,823,119	89.5
FY2013	22,064,192	18.7	1,320,888	271.4	1,403,649	224.3	962,163	239.3

Note:  Comprehensive income    FY2014    2,892,501 million yen (49.5%),    FY2013    1,934,156 million yen (466.0%)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2014	575.30	574.92	13.7	6.3	8.9
FY2013	303.82	303.78	8.5	4.2	6.0

Reference:  Equity in earnings of affiliated companies    FY2014    318,376 million yen,    FY2013    231,519 million yen

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2014	41,437,473	15,218,987	14,469,148	34.9	4,564.74
FY2013	35,483,317	12,772,856	12,148,035	34.2	3,835.30

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2014	3,646,035	-4,336,248	919,480	2,041,170
FY2013	2,451,316	-3,027,312	477,242	1,718,297

2.	Cash dividends

	Annual cash dividends per share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
FY2013	—	30.00	—	60.00	90.00	285,050	29.6	2.5
FY2014	—	65.00	—	100.00	165.00	522,960	28.7	3.9
FY2015 (forecast)	—	—	—	—	—		—

3.	Forecast of consolidated results for FY2015 (April 1, 2014 through March 31, 2015)

	(% of change from FY2014)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Annual	25,700,000	0.0	2,300,000	0.3	2,390,000	-2.1	1,780,000	-2.4	561.56

Notes

(1)	Changes in significant subsidiaries during FY2014

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2014

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: none

Note: For more details, please see page 15 “(6) Summary of Significant Accounting Policies”.

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):

FY2014    3,447,997,492 shares, FY2013    3,447,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year: FY2014 278,231,473 shares, FY2013 280,568,824 shares

(iii)	Average number of shares issued and outstanding in each fiscal year: FY2014 3,168,989,173 shares, FY2013 3,166,908,832 shares

Reference: Overview of the Unconsolidated Financial Results

FY2014 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japan generally accepted accounting principles)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated results for FY2014 (April 1, 2013 through March 31, 2014)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2014	11,042,163	13.2	1,269,004	424.1	1,838,450	114.7	1,416,810	103.1
FY2013	9,755,964	18.4	242,133	—	856,185	—	697,760	—

	Net income per share – Basic		Net income per share – Diluted
	Yen		Yen
FY2014	447.09		446.81
FY2013	220.33		220.31

(2) Unconsolidated financial position
	Total assets		Net assets		Equity ratio		Net assets per share
	Million yen		Million yen		%		Yen
FY2014	13,609,725		8,920,439		65.5		2,812.17
FY2013	11,234,794		7,446,372		66.2		2,347.91

Reference: Equity at the end of FY2014: 8,913,916 million yen, Equity at the end of FY2013: 7,436,846 million yen

2.	Forecast of unconsolidated results for FY2015 (April 1, 2014 through March 31, 2015)

	(% of change from FY2014)
	Net revenues		Operating income		Ordinary income		Net income		Net income per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Annual	10,500,000	-4.9	1,000,000	-21.2	1,730,000	-5.9	1,390,000	-1.9	438.52

Information Regarding the Audit Procedures

At the time of disclosure of this report, the procedures for audit of financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with U.S. generally accepted accounting principles.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Financial Results and Position

(1) Consolidated Financial Results for FY2014

Financial Results

Reviewing FY2014 (April 1, 2013 through March 31, 2014), the U.S. economy has seen ongoing gradual recovery mainly due to increasing personal consumption and the European economy has shown signs of recovery. Meanwhile, the economies in emerging countries have shown signs of weakness in some areas. The Japanese economy gradually recovered due to increasing personal consumption and last-minute demand spurred by the increase of the consumption tax.

For the automobile industry, markets have progressed in a steady manner, especially in the U.S., although some markets in emerging countries have slowed down. Efforts toward building a low-carbon society and improvements in safety, such as the technical development of eco-cars and automated-driving, were promoted worldwide.

Under these conditions, consolidated vehicle sales in Japan and overseas increased by 245 thousand units, or 2.8%, to 9,116 thousand units in FY2014 compared with FY2013 (April 1, 2012 through March 31, 2013), marking a record high. Vehicle sales in Japan increased by 86 thousand units, or 3.8%, to 2,365 thousand units in FY2014 compared with FY2013, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. Toyota and Lexus brands’ market share excluding mini-vehicles was 46.7%, and market share (including Daihatsu and Hino brands) including mini-vehicles remained at a high level of 42.2% following FY2013. Meanwhile, overseas vehicle sales increased by 159 thousand units, or 2.4%, to 6,751 thousand units in FY2014 compared with FY2013, because of sales expansion in North America, Europe and other regions.

As for the results of operations, net revenues increased by 3,627.7 billion yen, or 16.4%, to 25,691.9 billion yen in FY2014 compared with FY2013, and operating income increased by 971.2 billion yen, or 73.5%, to 2,292.1 billion yen in FY2014 compared with FY2013. Among the factors contributing to an increase in operating income were the effects of changes in exchange rates of 900.0 billion yen, cost reduction efforts of 290.0 billion yen, marketing efforts of 180.0 billion yen, and other factors of 81.2 billion yen. On the other hand, the factor contributing to a decrease in operating income was the increase in expenses and others of 480.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 1,037.4 billion yen, or 73.9%, to 2,441.0 billion yen in FY2014 compared with FY2013. Net income attributable to Toyota Motor Corporation increased by 860.9 billion yen, or 89.5%, to 1,823.1 billion yen in FY2014 compared with FY2013.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 3,362.3 billion yen, or 16.5%, to 23,781.4 billion yen in FY2014 compared with FY2013, and operating income increased by 994.0 billion yen, or 105.2%, to 1,938.7 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 250.3 billion yen, or 21.4%, to 1,421.0 billion yen in FY2014 compared with FY2013. However, operating income decreased by 20.9 billion yen, or 6.6%, to 294.8 billion yen in FY2014 compared with FY2013. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 84.8 billion yen, or 8.0%, to 1,151.2 billion yen in FY2014 compared with FY2013, and operating income increased by 10.6 billion yen, or 19.9%, to 64.2 billion yen in FY2014 compared with FY2013.

Geographic Information

(i) Japan:

Net revenues in Japan increased by 1,476.4 billion yen, or 11.5%, to 14,297.4 billion yen in FY2014 compared with FY2013, and operating income increased by 933.8 billion yen, or 162.0%, to 1,510.1 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 1,832.6 billion yen, or 29.2%, to 8,117.0 billion yen in FY2014 compared with FY2013, and operating income increased by 104.1 billion yen, or 46.9%, to 326.0 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to cost reduction efforts and increases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 641.8 billion yen, or 30.8%, to 2,724.9 billion yen in FY2014 compared with FY2013, and operating income increased by 31.7 billion yen, or 120.0%, to 58.2 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(iv) Asia:

Net revenues in Asia increased by 492.1 billion yen, or 11.2%, to 4,877.6 billion yen in FY2014 compared with FY2013, and operating income increased by 19.6 billion yen, or 5.2%, to 395.7 billion yen in FY2014 compared with FY2013. The increase in operating income was mainly due to cost reduction efforts and effects of changes in exchange rates.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 242.3 billion yen, or 11.6%, to 2,336.6 billion yen in FY2014 compared with FY2013. However, operating income decreased by 91.1 billion yen, or 68.2%, to 42.5 billion yen in FY2014 compared with FY2013. The decrease in operating income was mainly due to the increase in expenses and others.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Financial Position for FY2014

Cash flows from operating activities resulted in an increase in cash by 3,646.0 billion yen in FY2014. Net cash provided by operating activities increased by 1,194.7 billion yen from 2,451.3 billion yen in FY2013. Cash flows from investing activities resulted in a decrease in cash by 4,336.2 billion yen in FY2014. Net cash used in investing activities increased by 1,308.9 billion yen from 3,027.3 billion yen in FY2013. Cash flows from financing activities resulted in an increase in cash by 919.4 billion yen in FY2014. Net cash provided by financing activities increased by 442.2 billion yen from 477.2 billion yen in FY2013. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 322.8 billion yen, or 18.8%, to 2,041.1 billion yen at the end of FY2014 compared with the end of FY2013.

Regarding the consolidated cash flows by segment for FY2014, in non-financial services business, net cash provided by operating activities was 3,244.2 billion yen, net cash used in investing activities was 2,512.6 billion yen and net cash used in financing activities was 475.5 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 469.2 billion yen, net cash used in investing activities was 1,910.9 billion yen and net cash provided by financing activities was 1,414.8 billion yen.

(3) Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2014

Toyota Motor Corporation (“TMC”) deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value.

TMC will strive to continue to pay stable dividends with a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, with respect to the dividends for FY2014, TMC plans to propose a year-end dividend of 100 yen per share, and an annual dividend of 165 yen per share, combined with the interim dividend of 65 yen per share.

TMC pays dividends twice a year – an interim dividend and a year-end dividend – and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the 110th Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors. In FY2014, TMC did not repurchase its own shares, excluding shares constituting less than one unit that were purchased by TMC upon request.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Forecast of Consolidated Financial Results for FY2015

As for our future business environment, the world economy is expected to benefit from ongoing moderate recovery in the U.S. and a gradual move toward recovery in Europe, meanwhile, some emerging countries show signs of uncertainty. The Japanese economy is expected to remain on a recovery trend, backed by an improved environment for exports and the effects of various policy measures. Due attention should be paid, however, to downside risks mainly from the continuing uncertainty of overseas economies, especially in emerging countries, and the downturn in consumption following a surge in last-minute demand spurred by the consumption tax increase in Japan. The automotive market is expected to see expansion mainly in the U.S.; however, amid the change in market structure, as seen in the expansion and diversification of demand for eco-cars backed by rising environmental consciousness and rapid advances in information and communication technology, fierce competition exists on a global scale.

Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2015 is set forth below. This forecast assumes average exchange rates through the fiscal year of 100 yen per US$1 and 140 yen per 1 euro.

Forecast of consolidated results for FY2015

Net revenues	25,700.0 billion yen	(an increase of 0.0% compared with FY2014)
Operating income	2,300.0 billion yen	(an increase of 0.3% compared with FY2014)
Income before income taxes and equity in earnings of affiliated companies	2,390.0 billion yen	(a decrease of 2.1% compared with FY2014)
Net income attributable to Toyota Motor Corporation	1,780.0 billion yen	(a decrease of 2.4% compared with FY2014)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Management Policy

(1) Toyota’s Basic Management Policy

“Management Policy” has been omitted, as there were no significant changes from the matters disclosed in the “Financial Summary” for the fiscal year ended March 31, 2012 (released on May 9, 2012).

The aforementioned information is available on the following Web sites.

Toyota Web site:

http://www.toyota.co.jp

Tokyo Stock Exchange Group, Inc. Web site (listed company information page):

http://www.tse.or.jp/english/listing/index.html

(2) Medium- and Long-term Management Strategy

Toyota group is progressing steadily toward the realization of the Toyota Global Vision by strengthening competitiveness and realizing innovations in order to achieve sustainable growth. Toyota group as a whole will continue to make greater efforts to address the following:

First, we will further pursue the manufacture of “ever-better cars” based on the “Toyota New Global Architecture,” a new framework for fundamentally reconsidering work procedures, in order to launch attractive products globally in a timely and efficient manner. For the Toyota brand, we intend to provide customers with attractive products such as next-generation eco-cars in developed countries, and establish a sustainable business base by reinforcing product competitiveness through the development of vehicles matched to various markets in emerging countries. For the Lexus brand, we intend to establish a global premium brand from Japan that is unbound by preconceptions.

Second, we intend to implement innovative activities to lead the future. In the automotive business, we plan to work toward the creation of values such as new lifestyles, and to foray into new fields with a venture spirit in the area of new businesses.

Third, we intend to promote activities to solidify our foundations in order to strengthen our competitiveness. We intend to improve our base for manufacturing “ever-better cars” through quality improvement, as well as through cost-reduction activities toward building a robust business base that will be little affected by changes in foreign exchange rates or the number of units manufactured or sold, the further promotion of human resource development for the enhancement of our global competitiveness, and business innovations using IT.

Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through providing “ever-better cars” that exceed customer expectations. This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this positive cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2013 (April 1, 2012 through March 31, 2013)	FY2014 (April 1, 2013 through March 31, 2014)	Increase (Decrease)
Automotive	Japan	4,276,482	4,344,892	68,410
	North America	1,676,689	1,759,439	82,750
	Europe	368,930	506,556	137,626
	Asia	1,923,390	1,938,155	14,765
	Other	452,963	483,123	30,160

	Total	8,698,454	9,032,165	333,711

Other	Housing	5,612	6,033	421

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2013 (April 1, 2012 through March 31, 2013)	FY2014 (April 1, 2013 through March 31, 2014)	Increase (Decrease)
Automotive	Japan	2,278,796	2,365,410	86,614
	North America	2,468,804	2,529,398	60,594
	Europe	799,085	844,003	44,918
	Asia	1,683,578	1,608,355	(75,223)
	Other	1,640,401	1,768,867	128,466

	Total	8,870,664	9,116,033	245,369

Other	Housing	5,878	6,270	392

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Breakdown of Consolidated Net Revenues

		(Yen in millions)
Business segment		FY2013 (April 1, 2012 through March 31, 2013)	FY2014 (April 1, 2013 through March 31, 2014)	Increase (Decrease)
Automotive	Vehicles	17,446,473	20,353,340	2,906,867
	Parts & components for overseas production	356,756	431,760	75,004
	Parts	1,577,690	1,843,478	265,788
	Other	997,843	1,105,277	107,434

	Total	20,378,762	23,733,855	3,355,093

Financial services	—	1,150,042	1,379,267	229,225

Other	Housing	149,097	157,581	8,484
	Telecommunications	48,444	49,648	1,204
	Other	337,847	371,560	33,713

	Total	535,388	578,789	43,401

Total		22,064,192	25,691,911	3,627,719

Note:	The amounts represent net revenues from external customers.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2013 (March 31, 2013)	FY2014 (March 31, 2014)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,718,297	2,041,170	322,873
Time deposits	106,700	180,207	73,507
Marketable securities	1,445,663	2,046,877	601,214
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥15,875 million at March 31, 2013 and ¥18,780 million at March 31, 2014	1,971,659	2,036,232	64,573
Finance receivables, net	5,117,660	5,628,934	511,274
Other receivables	432,693	351,182	(81,511)
Inventories	1,715,786	1,894,704	178,918
Deferred income taxes	749,398	866,386	116,988
Prepaid expenses and other current assets	527,034	672,014	144,980

Total current assets	13,784,890	15,717,706	1,932,816

Noncurrent finance receivables, net	6,943,766	8,102,294	1,158,528
Investments and other assets:
Marketable securities and other securities investments	5,176,582	6,765,043	1,588,461
Affiliated companies	2,103,283	2,429,778	326,495
Employees receivables	53,741	44,966	(8,775)
Other	569,816	736,388	166,572

Total investments and other assets	7,903,422	9,976,175	2,072,753

Property, plant and equipment:
Land	1,303,611	1,314,040	10,429
Buildings	3,874,279	4,073,335	199,056
Machinery and equipment	9,716,180	10,381,285	665,105
Vehicles and equipment on operating leases	3,038,011	3,709,560	671,549
Construction in progress	291,539	286,571	(4,968)

Total property, plant and equipment, at cost	18,223,620	19,764,791	1,541,171

Less – Accumulated depreciation	(11,372,381)	(12,123,493)	(751,112)

Total property, plant and equipment, net	6,851,239	7,641,298	790,059

Total assets	35,483,317	41,437,473	5,954,156

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2013 (March 31, 2013)	FY2014 (March 31, 2014)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,089,528	4,830,820	741,292
Current portion of long-term debt	2,704,428	2,949,663	245,235
Accounts payable	2,113,778	2,213,218	99,440
Other payables	721,065	845,426	124,361
Accrued expenses	2,185,537	2,313,160	127,623
Income taxes payable	156,266	594,829	438,563
Other current liabilities	941,918	933,569	(8,349)

Total current liabilities	12,912,520	14,680,685	1,768,165

Long-term liabilities:
Long-term debt	7,337,824	8,546,910	1,209,086
Accrued pension and severance costs	766,112	767,618	1,506
Deferred income taxes	1,385,927	1,811,846	425,919
Other long-term liabilities	308,078	411,427	103,349

Total long-term liabilities	9,797,941	11,537,801	1,739,860

Total liabilities	22,710,461	26,218,486	3,508,025

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2013 and March 31, 2014 issued: 3,447,997,492 shares at March 31, 2013 and March 31, 2014	397,050	397,050	—
Additional paid-in capital	551,040	551,308	268
Retained earnings	12,689,206	14,116,295	1,427,089
Accumulated other comprehensive income (loss)	(356,123)	528,161	884,284
Treasury stock, at cost, 280,568,824 shares at March 31, 2013 and 278,231,473 shares at March 31, 2014	(1,133,138)	(1,123,666)	9,472

Total Toyota Motor Corporation shareholders’ equity	12,148,035	14,469,148	2,321,113

Noncontrolling interests	624,821	749,839	125,018

Total shareholders’ equity	12,772,856	15,218,987	2,446,131

Commitments and contingencies

Total liabilities and shareholders’ equity	35,483,317	41,437,473	5,954,156

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Yen in millions)
	FY2013 (For the year ended March 31, 2013)	FY2014 (For the year ended March 31, 2014)	Increase (Decrease)
Net revenues:
Sales of products	20,914,150	24,312,644	3,398,494
Financing operations	1,150,042	1,379,267	229,225

Total net revenues	22,064,192	25,691,911	3,627,719

Costs and expenses:
Cost of products sold	18,010,569	19,988,245	1,977,676
Cost of financing operations	630,426	812,894	182,468
Selling, general and administrative	2,102,309	2,598,660	496,351

Total costs and expenses	20,743,304	23,399,799	2,656,495

Operating income	1,320,888	2,292,112	971,224

Other income (expense):
Interest and dividend income	98,673	115,410	16,737
Interest expense	(22,967)	(19,630)	3,337
Foreign exchange gain, net	5,551	50,260	44,709
Other income, net	1,504	2,928	1,424

Total other income (expense)	82,761	148,968	66,207

Income before income taxes and equity in earnings of affiliated companies	1,403,649	2,441,080	1,037,431

Provision for income taxes	551,686	767,808	216,122
Equity in earnings of affiliated companies	231,519	318,376	86,857

Net income	1,083,482	1,991,648	908,166

Less: Net income attributable to noncontrolling interests	(121,319)	(168,529)	(47,210)

Net income attributable to Toyota Motor Corporation	962,163	1,823,119	860,956

	(Yen)
Net income attributable to Toyota Motor Corporation per share
Basic	303.82	575.30	271.48
Diluted	303.78	574.92	271.14

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2013 (For the year ended March 31, 2013)	FY2014 (For the year ended March 31, 2014)	Increase (Decrease)
Net income	1,083,482	1,991,648	908,166
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	461,754	301,889	(159,865)
Unrealized gains (losses) on securities	374,209	499,560	125,351
Pension liability adjustments	14,711	99,404	84,693

Total other comprehensive income (loss)	850,674	900,853	50,179

Comprehensive income	1,934,156	2,892,501	958,345

Less: Comprehensive income attributable to noncontrolling interests	(149,283)	(185,098)	(35,815)

Comprehensive income attributable to Toyota Motor Corporation	1,784,873	2,707,403	922,530

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Shareholders’ Equity

	(Yen in millions)
	FY2013 (For the year ended March 31, 2013)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

Equity transaction with noncontrolling interests and other		675				675	4,961	5,636
Comprehensive income:
Net income			962,163			962,163	121,319	1,083,482
Other comprehensive income (loss)
Foreign currency translation adjustments				434,638		434,638	27,116	461,754
Unrealized gains (losses) on securities				368,507		368,507	5,702	374,209
Pension liability adjustments				19,565		19,565	(4,854)	14,711

Total comprehensive income						1,784,873	149,283	1,934,156

Dividends paid to Toyota Motor Corporation shareholders			(190,008)			(190,008)		(190,008)
Dividends paid to noncontrolling interests							(45,640)	(45,640)
Repurchase and reissuance of treasury stock		(285)	(23)		2,542	2,234		2,234

Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

	(Yen in millions)
	FY2014 (For the year ended March 31, 2014)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

Equity transaction with noncontrolling interests and other		528				528	2,985	3,513
Comprehensive income:
Net income			1,823,119			1,823,119	168,529	1,991,648
Other comprehensive income (loss)
Foreign currency translation adjustments				296,942		296,942	4,947	301,889
Unrealized gains (losses) on securities				493,750		493,750	5,810	499,560
Pension liability adjustments				93,592		93,592	5,812	99,404

Total comprehensive income						2,707,403	185,098	2,892,501

Dividends paid to Toyota Motor Corporation shareholders			(396,030)			(396,030)		(396,030)
Dividends paid to noncontrolling interests							(63,065)	(63,065)
Repurchase and reissuance of treasury stock		(260)			9,472	9,212		9,212

Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2013 (For the year ended March 31, 2013)	FY2014 (For the year ended March 31, 2014)
Cash flows from operating activities:
Net income	1,083,482	1,991,648
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,105,109	1,250,853
Provision for doubtful accounts and credit losses	27,367	49,718
Pension and severance costs, less payments	(20,429)	20,654
Losses on disposal of fixed assets	32,221	28,657
Unrealized losses on available-for-sale securities, net	2,104	6,197
Deferred income taxes	160,008	(56,279)
Equity in earnings of affiliated companies	(231,519)	(318,376)
Changes in operating assets and liabilities, and other	292,973	672,963

Net cash provided by operating activities	2,451,316	3,646,035

Cash flows from investing activities:
Additions to finance receivables	(10,004,928)	(11,953,064)
Collection of and proceeds from sales of finance receivables	9,102,856	11,025,353
Additions to fixed assets excluding equipment leased to others	(854,561)	(970,021)
Additions to equipment leased to others	(1,119,591)	(1,708,670)
Proceeds from sales of fixed assets excluding equipment leased to others	39,191	39,191
Proceeds from sales of equipment leased to others	533,441	744,339
Purchases of marketable securities and security investments	(3,412,423)	(4,738,278)
Proceeds from sales of and maturity of marketable securities and security investments	2,669,091	3,319,327
Payment for additional investments in affiliated companies, net of cash acquired	16,216	6,603
Changes in investments and other assets, and other	3,396	(101,028)

Net cash used in investing activities	(3,027,312)	(4,336,248)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,191,223	3,890,310
Payments of long-term debt	(2,682,136)	(2,988,923)
Increase in short-term borrowings	201,261	467,976
Dividends paid to Toyota Motor Corporation shareholders	(190,008)	(396,030)
Dividends paid to noncontrolling interests	(45,640)	(63,065)
Reissuance (repurchase) of treasury stock	2,542	9,212

Net cash provided by financing activities	477,242	919,480

Effect of exchange rate changes on cash and cash equivalents	137,851	93,606

Net increase in cash and cash equivalents	39,097	322,873

Cash and cash equivalents at beginning of year	1,679,200	1,718,297

Cash and cash equivalents at end of year	1,718,297	2,041,170

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(5) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 24, 2013). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In December 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance from the fiscal year ended March 31, 2014. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In February 2013, FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. Toyota adopted this guidance from the fiscal year ended March 31, 2014. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In July 2013, FASB issued updated guidance which permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a benchmark interest rate for hedge accounting purposes. This guidance also removes the restriction on using different benchmark rates for similar hedges. Toyota adopted this guidance for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(7) Segment Information

(i) Segment Operating Results and Assets

FY2013 (As of and for the year ended March 31, 2013)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	20,378,762	1,150,042	535,388	—	22,064,192
Inter-segment sales and transfers	40,338	20,628	531,073	(592,039)	—

Total	20,419,100	1,170,670	1,066,461	(592,039)	22,064,192

Operating expenses	19,474,396	854,850	1,012,845	(598,787)	20,743,304

Operating income	944,704	315,820	53,616	6,748	1,320,888

Assets	13,179,741	16,231,473	1,310,115	4,761,988	35,483,317

Investment in equity method investees	2,033,040	4,925	6,968	57,651	2,102,584

Depreciation expenses	745,880	336,528	22,701	—	1,105,109

Capital expenditure	937,695	1,005,326	29,286	1,845	1,974,152

FY2014 (As of and for the year ended March 31, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	23,733,855	1,379,267	578,789	—	25,691,911
Inter-segment sales and transfers	47,549	41,780	572,491	(661,820)	—

Total	23,781,404	1,421,047	1,151,280	(661,820)	25,691,911

Operating expenses	21,842,626	1,126,156	1,087,010	(655,993)	23,399,799

Operating income	1,938,778	294,891	64,270	(5,827)	2,292,112

Assets	14,275,376	18,943,587	1,597,297	6,621,213	41,437,473

Investment in equity method investees	2,343,217	7,129	9,418	69,812	2,429,576

Depreciation expenses	789,266	437,896	23,691	—	1,250,853

Capital expenditure	1,044,510	1,624,944	39,930	(30,693)	2,678,691

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2013 and FY2014 are 5,599,970 million yen and 7,659,617 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2013 (March 31, 2013)	FY2014 (March 31, 2014)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	1,107,409	1,411,860	304,451
Marketable securities	1,204,447	1,770,142	565,695
Trade accounts and notes receivable, less allowance for doubtful accounts	2,033,831	2,102,495	68,664
Inventories	1,715,634	1,894,536	178,902
Prepaid expenses and other current assets	1,597,514	1,689,497	91,983

Total current assets	7,658,835	8,868,530	1,209,695

Investments and other assets	7,462,767	9,524,349	2,061,582
Property, plant and equipment	4,741,357	4,886,194	144,837

Total assets	19,862,959	23,279,073	3,416,114

(Financial services)
Current assets:
Cash and cash equivalents	610,888	629,310	18,422
Marketable securities	241,216	276,735	35,519
Finance receivables, net	5,117,660	5,628,934	511,274
Prepaid expenses and other current assets	693,036	903,022	209,986

Total current assets	6,662,800	7,438,001	775,201

Noncurrent finance receivables, net	6,943,766	8,102,294	1,158,528
Investments and other assets	515,025	648,188	133,163
Property, plant and equipment	2,109,882	2,755,104	645,222

Total assets	16,231,473	18,943,587	2,712,114

(Elimination)
Elimination of assets	(611,115)	(785,187)	(174,072)
(Consolidated)

Total assets	35,483,317	41,437,473	5,954,156

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2013 (March 31, 2013)	FY2014 (March 31, 2014)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	576,685	587,809	11,124
Current portion of long-term debt	185,582	131,215	(54,367)
Accounts payable	2,092,722	2,180,190	87,468
Accrued expenses	2,092,102	2,218,495	126,393
Income taxes payable	140,935	583,115	442,180
Other current liabilities	1,186,870	1,283,730	96,860

Total current liabilities	6,274,896	6,984,554	709,658

Long-term liabilities:
Long-term debt	521,428	526,498	5,070
Accrued pension and severance costs	754,360	756,229	1,869
Other long-term liabilities	969,668	1,506,806	537,138

Total long-term liabilities	2,245,456	2,789,533	544,077

Total liabilities	8,520,352	9,774,087	1,253,735

(Financial services)
Current liabilities:
Short-term borrowings	3,861,699	4,610,449	748,750
Current portion of long-term debt	2,538,249	2,834,445	296,196
Accounts payable	37,655	45,687	8,032
Accrued expenses	105,901	108,953	3,052
Income taxes payable	15,331	11,714	(3,617)
Other current liabilities	632,025	685,278	53,253

Total current liabilities	7,190,860	8,296,526	1,105,666

Long-term liabilities:
Long-term debt	6,876,849	8,084,565	1,207,716
Accrued pension and severance costs	11,752	11,389	(363)
Other long-term liabilities	724,337	840,218	115,881

Total long-term liabilities	7,612,938	8,936,172	1,323,234

Total liabilities	14,803,798	17,232,698	2,428,900

(Elimination) Elimination of liabilities	(613,689)	(788,299)	(174,610)

(Consolidated) Total liabilities	22,710,461	26,218,486	3,508,025

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	12,148,035	14,469,148	2,321,113

(Consolidated) Noncontrolling interests	624,821	749,839	125,018

(Consolidated) Total shareholders’ equity	12,772,856	15,218,987	2,446,131

(Consolidated) Total liabilities and shareholders’ equity	35,483,317	41,437,473	5,954,156

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2013 (For the year ended March 31, 2013)	FY2014 (For the year ended March 31, 2014)	Increase (Decrease)
(Non-financial services)
Net revenues	20,943,634	24,343,613	3,399,979
Costs and expenses:	19,934,253	22,338,957	2,404,704
Cost of revenues	18,034,256	20,004,553	1,970,297
Selling, general and administrative	1,899,997	2,334,404	434,407

Operating income	1,009,381	2,004,656	995,275

Other income (expense), net	79,837	140,067	60,230

Income before income taxes and equity in earnings of affiliated companies	1,089,218	2,144,723	1,055,505

Provision for income taxes	436,223	669,173	232,950
Equity in earnings of affiliated companies	230,078	316,612	86,534

Net income	883,073	1,792,162	909,089

Less: Net income attributable to noncontrolling interests	(119,359)	(164,709)	(45,350)

Net income attributable to Toyota Motor Corporation	763,714	1,627,453	863,739

(Financial services)
Net revenues	1,170,670	1,421,047	250,377
Costs and expenses:	854,850	1,126,156	271,306
Cost of revenues	633,306	840,905	207,599
Selling, general and administrative	221,544	285,251	63,707

Operating income	315,820	294,891	(20,929)

Other income (expense), net	(970)	1,451	2,421

Income before income taxes and equity in earnings of affiliated companies	314,850	296,342	(18,508)

Provision for income taxes	116,033	98,589	(17,444)
Equity in earnings of affiliated companies	1,441	1,764	323

Net income	200,258	199,517	(741)

Less: Net income attributable to noncontrolling interests	(1,961)	(3,819)	(1,858)

Net income attributable to Toyota Motor Corporation	198,297	195,698	(2,599)

(Elimination)
Elimination of net income attributable to Toyota Motor Corporation	152	(32)	(184)

(Consolidated)
Net income attributable to Toyota Motor Corporation	962,163	1,823,119	860,956

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2013 (For the year ended March 31, 2013)	FY2014 (For the year ended March 31, 2014)
(Non-financial services)
Cash flows from operating activities:
Net income	883,073	1,792,162
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	768,581	812,957
Provision for doubtful accounts	1,745	3,405
Pension and severance costs, less payments	(23,514)	21,842
Losses on disposal of fixed assets	32,005	27,925
Unrealized losses on available-for-sale securities, net	2,104	560
Deferred income taxes	89,834	(108,318)
Equity in earnings of affiliated companies	(230,078)	(316,612)
Changes in operating assets and liabilities, and other	472,514	1,010,360

Net cash provided by operating activities	1,996,264	3,244,281

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(839,756)	(956,232)
Additions to equipment leased to others	(129,070)	(97,515)
Proceeds from sales of fixed assets excluding equipment leased to others	38,051	38,311
Proceeds from sales of equipment leased to others	68,571	35,995
Purchases of marketable securities and security investments	(2,980,821)	(4,227,802)
Proceeds from sales of and maturity of marketable securities and security investments	2,285,566	2,813,373
Payment for additional investments in affiliated companies, net of cash acquired	16,216	6,603
Changes in investments and other assets, and other	17,206	(125,353)

Net cash used in investing activities	(1,524,037)	(2,512,620)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	182,114	121,723
Payments of long-term debt	(328,380)	(169,233)
Increase (decrease) in short-term borrowings	(162,782)	21,808
Dividends paid to Toyota Motor Corporation shareholders	(190,008)	(396,030)
Dividends paid to noncontrolling interests	(45,640)	(63,065)
Reissuance (repurchase) of treasury stock	2,542	9,212

Net cash used in financing activities	(542,154)	(475,585)

Effect of exchange rate changes on cash and cash equivalents	72,700	48,375

Net increase in cash and cash equivalents	2,773	304,451

Cash and cash equivalents at beginning of year	1,104,636	1,107,409

Cash and cash equivalents at end of year	1,107,409	1,411,860

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2013 (For the year ended March 31, 2013)	FY2014 (For the year ended March 31, 2014)
(Financial services)
Cash flows from operating activities:
Net income	200,258	199,517
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	336,528	437,896
Provision for doubtful accounts and credit losses	25,622	46,313
Pension and severance costs, less payments	3,085	(1,188)
Losses on disposal of fixed assets	216	732
Unrealized losses on available-for-sale securities, net	—	5,636
Deferred income taxes	70,743	51,995
Equity in earnings of affiliated companies	(1,441)	(1,764)
Changes in operating assets and liabilities, and other	32,066	(269,875)

Net cash provided by operating activities	667,077	469,262

Cash flows from investing activities:
Additions to finance receivables	(16,877,678)	(20,598,521)
Collection of and proceeds from sales of finance receivables	15,784,681	19,612,456
Additions to fixed assets excluding equipment leased to others	(14,805)	(13,789)
Additions to equipment leased to others	(990,521)	(1,611,155)
Proceeds from sales of fixed assets excluding equipment leased to others	1,140	880
Proceeds from sales of equipment leased to others	464,870	708,344
Purchases of marketable securities and security investments	(431,602)	(510,476)
Proceeds from sales of and maturity of marketable securities and security investments	383,525	505,954
Changes in investments and other assets, and other	(77,848)	(4,607)

Net cash used in investing activities	(1,758,238)	(1,910,914)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,089,484	3,780,228
Payments of long-term debt	(2,415,566)	(2,831,116)
Increase in short-term borrowings	388,416	465,731

Net cash provided by financing activities	1,062,334	1,414,843

Effect of exchange rate changes on cash and cash equivalents	65,151	45,231

Net increase in cash and cash equivalents	36,324	18,422

Cash and cash equivalents at beginning of year	574,564	610,888

Cash and cash equivalents at end of year	610,888	629,310

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	137,851	93,606

Net increase in cash and cash equivalents	39,097	322,873

Cash and cash equivalents at beginning of year	1,679,200	1,718,297

Cash and cash equivalents at end of year	1,718,297	2,041,170

Note:	In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(iii) Geographic Information

FY2013 (As of and for the year ended March 31, 2013)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	7,910,456	6,167,821	2,003,113	4,058,629	1,924,173	—	22,064,192
Inter-segment sales and transfers	4,910,562	116,604	80,000	326,847	170,092	(5,604,105)	—

Total	12,821,018	6,284,425	2,083,113	4,385,476	2,094,265	(5,604,105)	22,064,192
Operating expenses	12,244,683	6,062,500	2,056,651	4,009,421	1,960,521	(5,590,472)	20,743,304

Operating income	576,335	221,925	26,462	376,055	133,744	(13,633)	1,320,888

Assets	12,296,731	11,841,471	2,199,256	3,305,319	2,616,164	3,224,376	35,483,317

FY2014 (As of and for the year ended March 31, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	8,532,875	7,938,615	2,614,070	4,475,382	2,130,969	—	25,691,911
Inter-segment sales and transfers	5,764,595	178,484	110,889	402,290	205,672	(6,661,930)	—

Total	14,297,470	8,117,099	2,724,959	4,877,672	2,336,641	(6,661,930)	25,691,911
Operating expenses	12,787,305	7,791,047	2,666,731	4,481,935	2,294,073	(6,621,292)	23,399,799

Operating income	1,510,165	326,052	58,228	395,737	42,568	(40,638)	2,292,112

Assets	13,231,184	13,720,958	2,576,806	4,013,429	2,731,695	5,163,401	41,437,473

Note:	1.	Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2013 and FY2014 are 5,599,970 million yen and 7,659,617 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.
	2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(iv) Overseas Sales

FY2013 (For the year ended March 31, 2013)

	(Yen in millions)
	North America	Europe	Asia	Other	Total
Overseas sales	6,790,453	1,901,118	3,940,175	3,929,775	16,561,521

Consolidated sales	—	—	—	—	22,064,192

Ratio of overseas sales to consolidated sales	%	%	%	%	%
	30.8	8.6	17.9	17.8	75.1

FY2014 (For the year ended March 31, 2014)

	(Yen in millions)
	North America	Europe	Asia	Other	Total
Overseas sales	7,919,832	2,495,829	4,252,632	4,616,944	19,285,237

Consolidated sales	—	—	—	—	25,691,911

Ratio of overseas sales to consolidated sales	%	%	%	%	%
	30.8	9.7	16.6	18.0	75.1

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

(8) Significant Subsequent Events

None

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japan generally accepted accounting principles)

6.	Unconsolidated Financial Statements

(1) Balance Sheets

	(Yen in millions)
	FY2013 (March 31, 2013)	FY2014 (March 31, 2014)
Assets
Current assets
Cash and deposits	116,338	435,824
Trade accounts receivable	943,100	955,591
Marketable securities	1,283,074	1,973,735
Finished goods	153,710	150,694
Work in process	75,865	85,451
Raw materials and supplies	94,046	96,980
Short-term loans	590,702	543,165
Deferred tax assets	409,157	468,216
Others	535,817	522,196
Less: allowance for doubtful accounts	(1,200)	(8,200)

Total current assets	4,200,612	5,223,654

Fixed assets
Property, plant and equipment
Buildings, net	359,978	346,983
Structures, net	39,386	39,929
Machinery and equipment, net	157,647	164,554
Vehicle and delivery equipment, net	16,055	17,087
Tools, furniture and fixtures, net	59,084	69,041
Land	400,979	400,912
Construction in progress	77,086	74,570

Total property, plant and equipment	1,110,218	1,113,079

Investments and other assets
Investments in securities	3,646,313	5,010,199
Investments in subsidiaries and affiliates	1,997,683	2,001,419
Long-term loans	165,041	137,232
Others	136,525	146,038
Less: allowance for doubtful accounts	(21,600)	(21,900)

Total investments and other assets	5,923,964	7,272,990

Total fixed assets	7,034,182	8,386,070

Total assets	11,234,794	13,609,725

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japan generally accepted accounting principles)

	(Yen in millions)
	FY2013 (March 31, 2013)	FY2014 (March 31, 2014)
Liabilities
Current liabilities
Trade notes payable	38	36
Electronically recorded obligations-operating	253,421	257,336
Trade accounts payable	657,344	668,740
Short-term borrowings	20,000	20,000
Current portion of long-term borrowings	5,703	—
Current portion of bonds	120,000	60,000
Other payables	341,517	366,620
Income taxes payable	9,993	446,291
Accrued expenses	934,724	1,081,268
Deposits received	641,141	660,416
Others	60,820	35,252

Total current liabilities	3,044,704	3,595,962

Long-term liabilities
Bonds	340,000	340,000
Allowance for retirement benefits	277,999	283,155
Deferred tax liabilities	114,276	335,246
Others	11,441	134,921

Total long-term liabilities	743,717	1,093,323

Total liabilities	3,788,422	4,689,285

Net assets
Shareholders’ equity
Common stock	397,049	397,049
Capital surplus
Capital reserve	416,970	416,970
Other capital surplus	—	1,622

Total capital surplus	416,970	418,592

Retained earnings
Legal reserve	99,454	99,454
Other retained earnings
Reserve for special depreciation	1,627	1,240
Reserve for reduction of acquisition cost of fixed assets	9,633	10,714
General reserve	6,340,926	6,340,926
Retained earnings carried forward	655,963	1,676,049

Total retained earnings	7,107,604	8,128,385

Less: treasury stock	(1,149,599)	(1,140,127)

Total shareholders’ equity	6,772,026	7,803,900

Valuation and translation adjustments
Net unrealized gains on other securities	664,820	1,110,016

Total valuation and translation adjustments	664,820	1,110,016

Stock acquisition rights	9,525	6,522

Total net assets	7,446,372	8,920,439

Total liabilities and net assets	11,234,794	13,609,725

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japan generally accepted accounting principles)

(2) Statements of Income

	(Yen in millions)
	FY2013 (April 1, 2012 through March 31, 2013)	FY2014 (April 1, 2013 through March 31, 2014)
Net revenues	9,755,964	11,042,163
Cost of sales	8,459,467	8,637,970

Gross profit	1,296,497	2,404,193

Selling, general and administrative expenses	1,054,364	1,135,188

Operating income	242,133	1,269,004

Non-operating income
Interest income	28,175	25,315
Dividend income	511,139	556,561
Others	122,867	167,983

Total non-operating income	662,182	749,859

Non-operating expenses
Interest expenses	9,618	8,129
Others	38,511	172,283

Total non-operating expenses	48,130	180,413

Ordinary income	856,185	1,838,450

Income before income taxes	856,185	1,838,450

Income taxes – current	69,000	492,100
Income taxes – deferred	89,424	(70,459)

Total income taxes	158,424	421,640

Net income	697,760	1,416,810

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japan generally accepted accounting principles)

(3) Changes in Net Assets

FY2013 (April 1, 2012 through March 31, 2013)

	(Yen in millions)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus		Other retained earnings
					Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	885	9,641	6,340,926

Changes of items during the period
Appropriation to reserve for special depreciation						1,117
Reversal of reserve for special depreciation						(374)
Appropriation to reserve for reduction of acquisition cost of fixed assets							11
Reversal of reserve for reduction of acquisition cost of fixed assets							(19)
Dividends paid
Net income
Repurchase of treasury stock
Reissuance of treasury stock
Net changes of items other than shareholders’ equity

Total changes of items during the period	—	—	—	—	—	742	(8)	—

Balance at the end of current period	397,049	416,970	—	416,970	99,454	1,627	9,633	6,340,926

	(Yen in millions)
	Shareholders’ equity				Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Retained earnings		Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings carried forward
Balance at the beginning of current period	148,968	6,599,875	(1,152,142)	6,261,754	362,114	362,114	10,797	6,634,666

Changes of items during the period
Appropriation to reserve for special depreciation	(1,117)
Reversal of reserve for special depreciation	374
Appropriation to reserve for reduction of acquisition cost of fixed assets	(11)
Reversal of reserve for reduction of acquisition cost of fixed assets	19
Dividends paid	(190,008)	(190,008)		(190,008)				(190,008)
Net income	697,760	697,760		697,760				697,760
Repurchase of treasury stock			(100)	(100)				(100)
Reissuance of treasury stock	(22)	(22)	2,642	2,620				2,620
Net changes of items other than shareholders’ equity					302,705	302,705	(1,272)	301,433

Total changes of items during the period	506,994	507,729	2,542	510,271	302,705	302,705	(1,272)	811,705

Balance at the end of current period	655,963	7,107,604	(1,149,599)	6,772,026	664,820	664,820	9,525	7,446,372

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japan generally accepted accounting principles)

FY2014 (April 1, 2013 through March 31, 2014)

	(Yen in millions)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	1,627	9,633	6,340,926

Changes of items during the period
Appropriation to reserve for special depreciation						88
Reversal of reserve for special depreciation						(475)
Appropriation to reserve for reduction of acquisition cost of fixed assets							1,172
Reversal of reserve for reduction of acquisition cost of fixed assets							(91)
Dividends paid
Net income
Repurchase of treasury stock
Reissuance of treasury stock			1,622	1,622
Net changes of items other than shareholders’ equity

Total changes of items during the period	—	—	1,622	1,622	—	(387)	1,080	—

Balance at the end of current period	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926

	(Yen in millions)
	Shareholders’ equity				Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Retained earnings		Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings carried forward
Balance at the beginning of current period	655,963	7,107,604	(1,149,599)	6,772,026	664,820	664,820	9,525	7,446,372

Changes of items during the period
Appropriation to reserve for special depreciation	(88)
Reversal of reserve for special depreciation	475
Appropriation to reserve for reduction of acquisition cost of fixed assets	(1,172)
Reversal of reserve for reduction of acquisition cost of fixed assets	91
Dividends paid	(396,029)	(396,029)		(396,029)				(396,029)
Net income	1,416,810	1,416,810		1,416,810				1,416,810
Repurchase of treasury stock			(321)	(321)				(321)
Reissuance of treasury stock			9,793	11,415				11,415
Net changes of items other than shareholders’ equity					445,195	445,195	(3,003)	442,192

Total changes of items during the period	1,020,086	1,020,780	9,471	1,031,874	445,195	445,195	(3,003)	1,474,067

Balance at the end of current period	1,676,049	8,128,385	(1,140,127)	7,803,900	1,110,016	1,110,016	6,522	8,920,439

TOYOTA MOTOR CORPORATION    FY2014 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japan generally accepted accounting principles)

(4) Going Concern Assumption

None